Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Income (Loss) from Continuing Operations	$38,390	$89,729	$98,975	$183,784	$48,496

Plus: Income Taxes	3,382	3,052	30,220	11,743	(2,087)

Fixed Charges	20,039	18,272	14,424	23,412	24,573

Less: Capitalized Interest	(829)	(2,400)	(6,200)	(8,516)	(3,625)

Earnings Available for Fixed Charges	60,982	108,653	137,419	210,423	69,444

Fixed Charges:

Interest Expense	$19,017	$15,648	$7,923	$14,291	$20,281

Capitalized Interest	829	2,400	6,200	8,516	3,625

Estimated Portion of Rental Expense Equivalent to Interest	193	224	301	605	667

Total Fixed Charges	20,039	18,272	14,424	23,412	24,573

Ratio of Earnings to Fixed Charges	3.04	5.95	9.53	8.99	2.83